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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)
                               (AMENDMENT NO. 1)1

                    INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.
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                                (NAME OF ISSUER)


                       COMMON STOCK, NO PAR VALUE PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                   459862 30 6
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                                 (CUSIP NUMBER)


                                DECEMBER 31, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           /_/      Rule 13d - 1(b)
                           /X/      Rule 13d - 1(c)
                           /_/      Rule 13d - 1(d)

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                   Page 1 of 7


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CUSIP NO. 459862 30 6               13G                      PAGE 2 OF 7 PAGES
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1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Capital Ventures International

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)      /_/

                                                                  (b)      /_/

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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
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                       5        SOLE VOTING POWER

NUMBER OF                         625,000
SHARES -----------------------------------------------------------------------
BENEFICIALLY           6        SHARED VOTING POWER

OWNED BY                            625,000**
EACH -------------------------------------------------------------------------
REPORTING              7        SOLE DISPOSITIVE POWER

PERSON                              625,000
WITH--------------------------------------------------------------------------
                       8        SHARED DISPOSITIVE POWER

                                    625,000**
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    625,000
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                                 /_/

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    8.7%
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12       TYPE OF REPORTING PERSON*

                                    CO
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** Heights Capital Management,  Inc. is the investment advisor to Capital
Ventures International and, as such, may exercise voting and dispositive power over these shares.


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CUSIP NO. 459862 30 6            13G                         PAGE 3 OF 7 PAGES
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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Heights Capital Management, Inc.

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)      /_/
                                                                   (b)      /_/

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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                     5        SOLE VOTING POWER

NUMBER OF                     0
SHARES-------------------------------------------------------------------------
BENEFICIALLY         6        SHARED VOTING POWER

OWNED BY                      625,000**
EACH---------------------------------------------------------------------------
REPORTING            7        SOLE DISPOSITIVE POWER

PERSON                        0
WITH---------------------------------------------------------------------------
                     8        SHARED DISPOSITIVE POWER

                              625,000**
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              625,000
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                                 /_/

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                              8.7%
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12       TYPE OF REPORTING PERSON*

                              CO
-------------------------------------------------------------------------------
** Heights Capital Management, Inc. is the investment advisor to Capital Ventures International and, as such, may exercise voting and dispositive power over these shares.


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CUSIP NO. 459862 30 6            13G                         PAGE 4 OF 7 PAGES
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ITEM 1(a).    NAME OF ISSUER:

              International Microcomputer Software, Inc. (the "Company").

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              75 Rowland Way, Novato, California 94949

ITEM 2(a).    NAME OF PERSON FILING:

              (1)      Capital Ventures International (a "Reporting Person")
              (2)      Heights Capital Management, Inc. (a "Reporting Person")

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              (1) One Capitol Place, P.O. Box 1787 GT, Grand Cayman Islands, B.W.I.

              (2)      425 California Street, San Francisco, California 94104

ITEM 2(c).    CITIZENSHIP:

              (1)      Cayman Islands
              (2)      Delaware

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, no par value per share, of the Company ("Common Stock").

ITEM 2(e).    CUSIP NUMBER:

              459862 30 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (a) /_/ Broker or dealer registered under Section 15 of the Exchange Act;
              (b) /_/ Bank as defined in Section 3(a)(6) of the Exchange Act;
              (c) /_/ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
              (d) /_/ Investment company registered under Section 8 of the Investment Company Act;
              (e) /_/ An investment adviser in accordance with Rule 13-d(b)(1)(ii)(E);
              (f) /_/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
              (g) /_/  A parent holding company or control person in
                       accordance with Rule 13d-1(b)(1)(ii)(G);
              (h) /_/  A savings association as defined in Section 3(b)
                       of the Federal Deposit Insurance Act;
              (i) /_/ A church plan that is excluded from the definition of an investment company under
                       Section 3(c)(14) of the Investment Company Act;
              (j) /_/  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1(c), check
              this box.   /X/

ITEM 4.       OWNERSHIP.


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CUSIP NO. 459862 30 6            13G                         PAGE 5 OF 7 PAGES
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                  (1)      Capital Ventures International

                  (a)      Amount beneficially owned:

                           625,000(1)

                  (b)      Percent of Class:

                           8.7%

                  (c)      Number of shares to which such person has:

                           (i)    Sole power to vote or direct the vote:

                                    625,000

                           (ii)   Shared power to vote or direct the vote:

                                    625,000

                           (iii) Sole power to dispose or to direct the disposition of:

                                    625,000

                           (iv) Shared power to dispose of or direct the disposition of:

                                    625,000

                  (2)      Heights Capital Management, Inc.

                  (a)      Amount beneficially owned:

                                    625,000(1)

                  (b)      Percent of Class.

                                    8.7%

                  (c)      Number of shares to which such person has:

                           (i)    Sole power to vote or direct the vote.

                                    0

                           (ii)   Shared power to vote or direct the vote:

                                    625,000


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CUSIP NO. 459862 30 6            13G                         PAGE 6 OF 7 PAGES
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                           (iii)  Sole power to dispose or to direct the
                                  disposition of.

                                    0

                           (iv) Shared power to dispose of or direct the disposition of:

                                    625,000

----------------

                  (1) In accordance with the terms of its Securities Purchase Agreement with the Issuer (a copy of which was filed as an exhibit to the Issuer's Registration Statement on Form S-3 dated June 8, 1999 (Reg. No. 333-80235)), the Reporting Person has the right to receive from the Issuer certain additional shares of common stock. These additional shares are issuable to the Reporting Person due to the decline in the Issuer's stock price and the occurrence of one or more "Financing Transactions," as that term is defined in the Securities Purchase Agreement. Since the exact number of additional shares has not been determined and is subject to various contingencies, the Reporting Person disclaims beneficial ownership of such shares.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                   Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF A GROUP.

                  Not applicable

ITEM 10.          CERTIFICATION.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


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CUSIP NO. 459862 30 6            13G                         PAGE 7 OF 7 PAGES
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                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date:   FEBRUARY 9, 2000
                                          ---------------------------------

                                    CAPITAL VENTURES INTERNATIONAL

                                    By: Heights Capital Management, Inc.,
                                    pursuant to a Limited Power of Attorney,
                                    a copy of which was filed as Exhibit A to
                                    the original Schedule 13G and which is
                                    hereby incorporated by reference.

                                       By:   /s/ MICHAEL SPOLAN
                                             -------------------------------
                                             Michael Spolan, General Counsel
                                             and Secretary

                                    HEIGHTS CAPITAL MANAGEMENT, INC.

                                    By:   /s/ MICHAEL SPOLAN
                                          -----------------------------------
                                          Michael Spolan, General Counsel and
                                          Secretary


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                                  EXHIBIT INDEX


EXHIBIT NO.                         DESCRIPTION
-----------                         -----------

A Joint Filing Agreement, dated March 15, 1999, pursuant to Rule 13d-1(k) between Capital Ventures International and Heights Capital Management, Inc.